SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 6, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20- F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to the CONASEV dated February 24, 2003, relating to the approval by OSIPTEL of alternative tariff plans.

2.	Free translation of a letter to the CONASEV dated February 28, 2003 explaining the new tariff plans.

3.	Free translation of a letter to the CONASEV dated March 3, 2003 informing it of the redemption of bonds.

4.	Free translation of a letter to the CONASEV dated March 3, 2003 relating to new tariff plans presented to OSIPTEL.

GGR-135-094-A 2003
Lima, February 24, 2003	Item 1

Messers.

REGISTRO PÚBLICO DE MERCADO DE VALORES

CONASEV

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that on February 21st, OSIPTEL approved the following tariff plans:

•	By-the-Minute Plans ( I, II, III, IV and V)
•	Fonofácil Plus
•	Social Line (Intrared)

Nevertheless, it is important to remark that the introduction of these plans – which constitute alternative tariffs plans that will benefit our fixed telephony service clients- will cause a reduction of the revenue of the company for the fixed telephony service known as “classic line”, because of the migration of our clients to these new approved tariff plans.

Sincerely yours,

Javier Nadal Ariño

President of the Board of Directors

Telefónica del Perú

TRANSLATION

Item 2

GGR-135-A-111-2003

Lima, February 28, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and article 14 regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. answers your Official Communication No. 993-2003-EF/94.45.3 and informs you of the following:

1.	The dates where the new tariff schemes will enter into effect will be the following:
—	Plans by-the-minute (I, II, III, IV, V): March 14, 2003
—	Fonofácil Plus: March 14, 2003
—	Intrared Social Line: April 29, 2003

As the company is at present coordinating with OSIPTEL the set-up of the above mentioned plans, the dates could be modified. If that were the case, we will inform you accordingly.

2.	The impact that these new plans will have on the company’s income.

With respect to the tariff schemes approved by OSIPTEL, as mentioned in item No. 1, we inform you that the impact over revenues when compared to net revenues of last year, could range, approximately, between 3% to 5% .

On the other hand, we estimate that these plans will not produce a significant impact in the company’s expenses.

3.	These area the following plans that are pending for approval:
—	Plans by-the-second (Plan A, B, and C)
—	Voice Flat Familiar Tariff
—	Extrared Social Line

These plans are not related to those tariff plans mentioned in No. 1.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TRANSLATION

Item 3

GGF-220-A-049-03

Lima, March 3, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, and Article 24 of the Public Offering and Sale Shares Law, approved by CONASEV Resolution No.141-1998-EF/94.10, we inform you of the redemption of the First Program of Telefonica del Peru Bonds — Sixth Issue — Single Series, with the following characteristics:

Issue	Series	Issue Date	Maturity	Amount S/.
Sixth	Single	27/02/2001	27/02/2003	50,000,000

During the following days we will be sending you the copy of the Public Deed for its respective cancellation.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

TRANSLATION

Item 4

GGR-135-A-116-2003

Lima, March 3, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that last February 28th it presented to OSIPTEL’s consideration the “Tariff Plan IV” and “Premium Plus Line”.

Considering that the presentation of the said tariffs is not a key event according to article 28 of the Peruvian Capital Markets Law, because it does not have an effect on the investors’ decisions, we have decided, exceptionally, to do so because of the importance and coverage the media has given to the social tariff plans.

As you already know, we would like to remark that due to the nature of the services given by this company, we are constantly looking to design new tariff schemes in order to meet our clients’ needs, which according to law, must be authorized by OSIPTEL before we could put them in practice. As these activities are routine and according to the above mentioned article 28th of the Peruvian Capital Markets Law, we proceed to register as key event those proposals which, when approved, may generate and impact in the Company and its shares.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

1.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: March 6, 2003	By:	/s/ Julia María Morales Valentín
		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.